Filed by Alkuri Global Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Babylon Holdings Limited

Commission File No.: 333-257694

PRESS RELEASE

Babylon gives millions more Rwandans access to digital-first healthcare in next step towards digitising Rwanda’s healthcare system

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Babylon, in collaboration with Rwanda’s National ID Agency (NIDA) has made important changes to its Rwandan service so that millions of non-phone owners can now access digital-first healthcare from a shared device

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Since this update was implemented, Babylon’s Rwanda service, known locally as Babyl, has seen a 64% increase in female registration and a 55% increase in consultations, averaging at around 5,000 consultations every day

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Babylon is committed to its mission to put accessible and affordable healthcare in the hands of every person on earth, overcoming barriers so that even those with limited access to technology are not left behind.

London, UK—Babylon, in collaboration with Rwanda’s National ID Agency (NIDA), have taken another step towards creating one of Africa’s most advanced digital-first primary care services. By removing a major barrier to healthcare access for Rwandans they have seen a considerable increase in both registrations and appointments, especially among women.

Since 2016, Rwandans have been able to register for Babyl via their mobile phone using their National ID number. This process was quick and easy, however, was restricted to people with a registered mobile. Babylon developed new processes and functionality to change the way a patient’s identity is verified so that non-phone owners can register, have a digital consultation with a doctor or nurse and receive a prescription all from any shared digital or analog device using their national ID.

This is important in Rwanda where phone subscriptions can often be held by only one person in any given household and is essential as low-smartphone ownership means that the Babyl service operates on a text-based USSD platform, which is available on even the most basic style feature phones.

Since this product update was rolled out in April, Babyl has seen a 64% increase in female registrations and a 55% increase in consultations. As a result, Babyl’s doctors and nurses now carry out over 5,000 consultations a day, with that number having grown from an average of 3,000 per day earlier in the year.

Babyl’s Managing Director, Shivon Byamukama said: “I’m proud that Babylon has been able to remove another barrier to healthcare for Rwandans, especially for women. We’re committed to working with the Government and relevant authorities, such as NIDA, to continually improve and innovate Rwanda’s healthcare system as they become one of most advanced countries for digital health. This important change brings us one step closer to our mission of putting high-quality accessible and affordable healthcare in the hands of every person on Earth.”

Rwanda has been leading the way for technological innovation in Africa, with the Government being wholly supportive of a digital transformation. Babylon launched Babyl in Rwanda in 2016 in partnership with the Government of Rwanda with the aim of creating Africa’s first universal primary care service utilizing a digital-first approach. Babyl has received grants from the Bill and Melinda Gates Foundation to support this partnership.

Since then, over 30% of the adult population has registered with Babyl, whose doctors and nurses have completed over 2 million consultations. The service is available to all Rwandans over the age of 12 and is integrated into the country’s National Insurance Scheme.

In 2020, with the service going from strength to strength, Babylon signed a 10 year agreement with the Government of Rwanda, to work together to digitise Rwanda’s health system, including the introduction of Babylon’s AI technology which is due to be launched later this year.

ENDS

About Babylon

Babylon is a world leading, digital-first, value-based care company whose mission is to make high-quality healthcare accessible and affordable for everyone on Earth.

Babylon is reengineering healthcare, shifting the focus from sick care to preventative healthcare so that patients experience better health, and reduced costs. This is achieved by leveraging a highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide all-in-one, personalized healthcare. We endeavor to keep patients at the peak of health and get them back on their feet as quickly as possible, all from their devices, with the aim to promote longer and healthier lives. When sick, Babylon provides assistance to navigate the health system, connecting patients digitally to the right clinician 24/7, at no additional cost.

Founded in 2013, we have since delivered millions of clinical consultations and AI interactions, with c.2m clinical consultations and c.3.9m AI interactions in 2020 alone. We work with governments, health providers and insurers across the globe, and support healthcare facilities from small local practices to large hospitals. For more information, please visit www.babylonhealth.com/us.

Source 1: https://www.statista.com/statistics/510562/mobile-cellular-subscriptions-per-100-inhabitants-in-rwanda/

Additional Information and Where to Find It

In connection with the proposed business combination between Alkuri Global Acquisition Corporation (“Alkuri Global”) and Babylon Holdings Limited (“Babylon”) and the other parties to the Merger Agreement dated June 3, 2021 (the “Merger Agreement”), Babylon filed a registration statement on Form F-4 dated July 2, 2021 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) with respect to Babylon’s securities to be issued in connection with the proposed business combination (File No. 333-257694), and Alkuri Global intends to file a preliminary proxy statement in connection with Alkuri Global’s solicitation of proxies for the vote by Alkuri Global’s stockholders in connection with the proposed business combination and other matters as described in the proxy statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Alkuri Global’s stockholders in connection with the completion of the business combination. After the Registration Statement is declared effective, Alkuri Global shall mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Alkuri Global’s stockholders and other interested persons are advised to read the Registration Statement and any amendments thereto and, once available, the definitive proxy statement/consent solicitation/prospectus, in connection with Alkuri Global’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination (the “Special Meeting”), because these documents will contain important information about Alkuri Global, Babylon and the proposed business combination.

Alkuri Global’s stockholders may also obtain a copy of the preliminary proxy statement/prospectus, or definitive proxy statement/prospectus once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alkuri Global, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: Alkuri Global Acquisition Corp., 4235 Hillsboro Pike, Suite 300, Nashville, TN 37215, Attention: Secretary, (615) 632-0303.

Participants in Solicitation

Alkuri Global, Babylon, and their respective directors and officers may be deemed participants in the solicitation of proxies of Alkuri Global stockholders in connection with the proposed business combination. Alkuri Global stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Alkuri Global in Alkuri Global’s registration statement on Form S-1 (File No. 333-251832), which was declared effective by the SEC on February 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Alkuri Global stockholders in connection with the proposed business combination and other matters to be voted upon at its Special Meeting will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Babylon intends to file with the SEC.

Forward-Looking Statements

This communication contains, and certain oral statements made by representatives of Babylon and Alkuri Global and their respective affiliates, from time to time may contain, a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s or Alkuri Global’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, Babylon’s and Alkuri Global’s expectations with respect to the future performance of the combined company, including whether this proposed business combination will generate returns for stockholder, the anticipated addressable market for the combined company, the satisfaction of the closing conditions to the business combination, and the timing of the transaction.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Babylon’s or Alkuri Global’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Alkuri Global or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the failure of investors in the PIPE to fund their commitments upon the closing of the proposed business combination; (e) the risk that the proposed business combination disrupts current plans and operations of Babylon or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in SPACs) which could result in the need for Alkuri Global to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Alkuri Global’s securities and the attractiveness of the business combination to investors; (i) the possibility that Babylon may be adversely affected by other economic, business and/or competitive factors; and (j) other risks and uncertainties to be identified in the registration/proxy statement relating to the business combination, when available, and in other documents filed or to be filed with the SEC by Alkuri Global and Babylon and available at the SEC’s website at www.sec.gov.

Babylon and Alkuri Global caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Alkuri Global nor Babylon undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

No Offer or Solicitations

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

No Assurances

There can be no assurance that the proposed business combination will be completed, nor can there be any assurance, if the proposed business combination is completed, that the potential benefits of combining the companies will be realized.